Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Pricing Supplement No. 1,257
Registration Statement Nos. 333-221595; 333-221595-01
Dated December 6, 2018
Filed pursuant to Rule 433

Structured Investments

Market-Linked Notes due December 27, 2023 Based on the Value of the Morgan Stanley MAP Trend Index

This document provides a summary of the terms of the notes offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary pricing supplement, product supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	December 21, 2018
Original issue date:	December 27, 2018 (3 business days after the pricing date)
Maturity date:	December 27, 2023
Interest:	None
Underlying index:	Morgan Stanley MAP Trend Index. For more information about the underlying index, see the accompanying preliminary pricing supplement.
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any.

The payment due at maturity will not be less than $1,000 per note regardless of the performance of the underlying index.

Supplemental redemption amount:	(i) $1,000 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	300% to 315%. The actual participation rate will be determined on the pricing date.
Maximum payment at maturity:	None
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	December 21, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP/ISIN:	61768DSM8 / US61768DSM82
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $932.60 per note, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary pricing supplement.

Investing in the notes involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary pricing supplement.

You should read this document together with the accompanying preliminary pricing supplement, product supplement and prospectus describing the offering before you decide to invest. You may access the preliminary pricing supplement through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318014095/dp98957_424b2-ps1257.htm

Overview

The notes are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying product supplement and prospectus, as supplemented and modified by this document. At maturity, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount, if any, based on the value of the underlying index on the determination date.

The Morgan Stanley MAP Trend Index (the “underlying index”) was established by Morgan Stanley on March 7, 2017 and employs a rules-based quantitative strategy (the “Index Methodology”) that combines a risk-weighted approach to portfolio construction with a momentum-based, or trend-following, asset allocation methodology to construct a notional portfolio. In addition, the strategy imposes an overall volatility-targeting feature upon the resulting portfolio. The goal of the underlying index is to seek positive return opportunities in different market environments based upon recent trends in the underlying assets. The investment assumption underlying the allocation strategy is two-fold: that historical volatility of the underlying assets can be used to risk-weight a portfolio, and that past trends are likely to continue to be a good indicator of the future performance of that portfolio.

The components of the underlying index consist of (i) 20 U.S.-listed exchange traded funds (“ETFs”), representing U.S. and non-U.S. equities, fixed income securities, commodities and real estate, and (ii) the Morgan Stanley Two Year Treasury Index (collectively, the “Index Components”). The notional portfolio constructed by the Index Methodology of Index Components is referred to as the “Asset Portfolio.” The Asset Portfolio will consist of long-only positions in each Index Component, and each Index Component except for the Morgan Stanley Two Year Treasury Index is subject to a maximum exposure cap. The targeted volatility for the underlying index is 5% (the “Volatility Target”).

The underlying index is rebalanced each Strategy Business Day (the “Daily Rebalancing”). Upon each Daily Rebalancing for the underlying index, the Index Methodology uses the pre-assigned Risk Budget assigned to each ETF (as set forth under “Annex A – Morgan Stanley MAP Trend Index – Index Components”) and the volatility for each ETF to make initial base allocations. The Index Methodology then calculates a signal based on the upward or downward trend of each ETF (the “Trend Signal”). The index calculates each Trend Signal by observing two moving averages, one short-term and one long-term, over different look-back periods for each respective ETF. A Trend Signal that converges toward one indicates an upward trend and a Trend Signal that converges toward zero indicates a downward trend. Once the Trend Signal is calculated for each ETF, the previously determined base allocations are scaled by the Trend Signal by allocating more upward-trending securities to the Asset Portfolio. The magnitude of each position taken by the underlying index following the Trend Signal adjustment is then scaled to the Volatility Target based on a pro-rata volatility-scaling that seeks to achieve a balanced level of volatility in the underlying index’s exposure to each of the ETFs.

The underlying index is calculated on an excess return basis, and therefore the level reflects the weighted return of the Asset Portfolio reduced by the return on an equivalent cash investment receiving the 3-month LIBOR. The underlying index performance is further reduced by a servicing cost of 0.85% per annum calculated on a daily basis. For more information, see “Annex A—Morgan Stanley MAP Trend Index” and the “Risk Factors—There are risks associated with the underlying index” in the accompanying preliminary pricing supplement.

These long-dated notes are for investors who are concerned about principal risk but seek exposure to a multiple asset-linked index, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Notes

The table below illustrates the payment at maturity for each note for a hypothetical range of index percent change and does not cover the complete range of possible payouts at maturity. The table assumes a hypothetical initial index value of 200 and a hypothetical participation rate of 307.50%. The actual participation rate and initial index value will be determined on the pricing date.

Index percent change	Final index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $1,000 note
60.00%	320	$1,000	$1,845.00	$2,845.00	184.50%
50.00%	300	$1,000	$1,537.50	$2,537.50	153.75%
40.00%	280	$1,000	$1,230.00	$2,230.00	123.00%
30.00%	260	$1,000	$922.50	$1,922.50	92.25%
20.00%	240	$1,000	$615.00	$1,615.00	61.50%
10.00%	220	$1,000	$307.50	$1,307.50	30.75%
0.00%	200	$1,000	$0.00	$1,000	0.00%
-10.00%	180	$1,000	$0.00	$1,000	0.00%
-20.00%	160	$1,000	$0.00	$1,000	0.00%
-30.00%	140	$1,000	$0.00	$1,000	0.00%
-40.00%	120	$1,000	$0.00	$1,000	0.00%
-50.00%	100	$1,000	$0.00	$1,000	0.00%
-60.00%	80	$1,000	$0.00	$1,000	0.00%
-70.00%	60	$1,000	$0.00	$1,000	0.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.

•	The market price of the notes will be influenced by many unpredictable factors.

•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date.

•	There are risks associated with the underlying index.

o  The level of the underlying index can go down as well as up.

o  The base allocation of ETFs in the Asset Portfolio is determined in reference to each ETF’s Risk Budget and volatility.

o  There are risks associated with the underlying index’s momentum investment strategy.

o  Low volatility in the underlying index is not synonymous with low risk in an investment linked to the underlying index.

o  While the underlying index has a Volatility Target of 5%, there can be no guarantee, even if the Asset Portfolio is rebalanced daily, that the realized volatility of the underlying index will not be less than or greater than 5%.

o  There can be no assurance that the actual volatility of the underlying index will be lower than the volatility of any or all of the Index Components.

o  The volatility target feature of the underlying index may dampen its performance in bullish markets.

o  The value of the underlying index and any instrument linked to the underlying index may increase or decrease due to a number of factors, many of which are beyond our control.

o  The future performance of the underlying index may bear little or no relation to the historical or hypothetical retrospective performance of the underlying index.

o  The underlying index is particularly susceptible to “choppy” markets.

o  The underlying index has fixed weighting constraints.

o  The underlying index was established on March 7, 2017 and therefore has a very limited history.

o  As the underlying index is new and has very limited actual historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

o  The underlying index is reduced by an excess return cost.

o  The underlying index contains embedded costs.

o  An investment in the notes involves risks associated with emerging markets equities and bonds, currency exchange rates and commodities.

o  Changes in the value of the Index Components may offset each other.

o  The Morgan Stanley Two Year Treasury Index can produce negative returns, which may have an adverse effect on the level of the respective Sub-Indices, and consequently, the level of the index.

o  Adjustments to the underlying index could adversely affect the value of instruments linked to the underlying index.

o  Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component ETFs or the Morgan Stanley Two Year Treasury Index.

•	If the underlying index is discontinued and no successor index is available, at maturity, Morgan Stanley will pay an alternative supplemental redemption amount, if any, in lieu of the supplemental redemption amount.

•	MS & Co., which is a subsidiary of Morgan Stanley and an affiliate of MSFL, is both the calculation agent and the underlying index publisher, and will make determinations with respect to the notes and the underlying index.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the underlying index could adversely affect the value of the notes.

•	Investing in the notes is not equivalent to investing in the underlying index.

•	The notes will not be listed on any securities exchange and secondary trading may be limited.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.